February 3, 2011

BY FACSIMILE AND U.S. MAIL
Rebecca O'Brien Radford, Esquire
K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, Massachusetts 02111

      RE: ASGI Aurora Opportunities Fund, LLC
                File Number 811-22516

Dear Ms. Radford:

      We have reviewed the registration statement for the ASGI Aurora Opportunities Fund, LLC, filed on Form N-2 with the Securities and Exchange Commission on January 3, 2011, and have the following comments:

PROSPECTUS

1. In the "Memorandum Summary, The Fund's Investment Program," please disclose, if appropriate, that the collective investment vehicles in which the fund invests are also known as hedge funds.

2. In the "Memorandum Summary, Closed-End Fund Structure: Limited Liquidity and Transfer Restrictions," please make the statement "Members should not expect that they will be able to transfer Units" more prominent in the disclosure.

3. In the "Memorandum Summary, Risk Factors," please explain what is meant by "non-diversified" under the Investment Company Act of 1940. In addition, please ensure that the risk disclosure contains the risks derived from the investments made by the underlying investment funds.

4. In the fund's Fee Table, please total the fund's annual expenses under the caption, "Total Annual Expenses," then use the caption "Expense Reimbursement" for the expense reimbursement, and total the fund's annual expenses after the expense reimbursement using the caption, "Total Annual Expenses After Expense Reimbursement." In addition, please correct the last sentence of footnote (4) to the fee table so that it correctly references the footnote accompanying "Acquired Fund (Investment Fund) Fees and Expenses."

5. Under the heading, "Principal Risks Relating to Investment Funds and Direct Investments – Debt and Other Income Securities," disclosure in the third paragraph states that "[c]ertain Investment Funds may invest in bonds rated lower than investment grade, which may be considered speculative." Please add disclosure indicating that bonds rated below investment grade are also known as "junk" bonds.

6. Under the heading, "Leadership Structure and the Board," please disclose the *specific* characteristics and circumstances of the fund that lead to the conclusion that the fund's leadership structure is appropriate. In addition, please disclose what *specific* role the lead independent manager plays in the fund's leadership. See Item 18.5(a) of Form N-2.

7. Under the heading, "Manager Qualifications," the disclosure discusses the experience of the individual fund managers. Please add disclosure concerning the specific qualifications, attributes or skills of each manager of the fund. See Item 18.17 of Form N-2.

8. Under the discussion of the subadvisor's past performance, please disclose that the past performance information includes *all* private unregistered funds that the subadvisor advises that have substantially similar investment objectives, policies and strategies as the fund. Please explain supplementally the appropriateness of using "an asset-weighted average of the returns of the Private Funds." In addition, please add disclosure stating that the method of calculating the prior performance differs from the standardized Securities and Exchange Commission method, and disclose that the private fund performance has been adjusted to reflect *all* fees applicable to the fund except the expense limitation. Please add prior performance disclosure that presents the average annual return for one, five and ten years of operation.

GENERAL

9. We may have additional comments on disclosures made in response to this letter, information supplied supplementally, or exhibits added in any pre-effective amendments.

10. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

11. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act. Where no changes will be made in

the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis of your position.

TANDY LETTER

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

If you have any questions about these comments, please call me at 202-551-6951.

Sincerely,

Linda B. Stirling
Senior Counsel